UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sunrise U.S.A., Incorporated
(Name of Issuer)

Common Shares, $0.0001 Par Value Per Share
(Title of Class of Securities)

86770P 10 1
(CUSIP Number)

Omar Barrientos. 3203 E. Ovid Avenue, Des Moines, IA 50317 (515) 288-1042
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2005
(Date of Event That Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.  86770P 10 1                        13D                               Page 2 of 7 Pages

1.      NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
         Omar G. Barrientos

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
          (a)   [   ]
          (b)   [X]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS: PF and OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(D) OR 2(E):   [   ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

7.      SOLE VOTING POWER: 25,867,630 Shares

8.      SHARED VOTING POWER: 0 shares

9.      SOLE DISPOSITIVE POWER: 25,867,630 Shares

10.     SHARED DISPOSITIVE POWER: 0 shares

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON:  25,867,630 Shares

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*:   [X]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 37.53%

14.     TYPE OF REPORTING PERSON*: IN

CUSIP No.  86770P 10 1                        13D                               Page 3 of 7 Pages

Omar Barrientos hereby amends and restates in its entirety the Statement on schedule 13D filed with the States Securities and Exchange Commission (the "Commission") on April 4, 2004 (the “Schedule”) and as amended and restated hereby (“Amendment No. 1”).

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 relates to common shares, $0.0001 par value (the “Common Shares”), of Sunrise U.S.A., Incorporated, a corporation organized under the laws of Nevada (the “Issuer”).  The Issuer’s principal executive office and mailing address is 3203 E. Ovid Avenue, Des Moines, IA 50317.

ITEM 2. IDENTITY AND BACKGROUND

(a)   This Amendment No. 1 is being filed on behalf of Omar Barrientos (the “Reporting Person”).

(b)   Reporting Person’s business address is Sunrise U.S.A. Incorporated, 3203 E. Ovid Avenue, Des Moines, IA 50317.

(c)   Reporting Person’s present principal occupation is President of the Issuer. The Issuer’s address is Sunrise U.S.A. Incorporated, 3203 E. Ovid Avenue, Des Moines, IA 50317.

(d)   During the last five years, Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violation with respect to such laws.

(f)   Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Effective September 20, 2002, Reporting Person received 16,015 of the Issuer’s Common Shares in a pare pa su dividend distribution of all of the Issuer’s Common Shares issued and outstanding to all of the shareholders of its then parent company.

On July 9, 2004, Reporting Person received 16,000,000 of the Issuer’s Common Shares in payment of $80,000 of accrued and unpaid executive compensation owed to Reporting Person representing compensation earned for the year 2002.

On November 15, 2005, Reporting Person received 6,000,000 of the Issuer’s Common Shares in payment of $30,000 of accrued and unpaid executive compensation owed to Reporting Person representing compensation of $15,000 per year for each of the years 2004 and 2005.

On November 15, 2005, Reporting Person received 3,851,615 of the Issuer’s Common Shares in payment of $19,259 in cash advances made by Reporting Person to the Issuer from inception through September 30, 2005.

CUSIP No.  86770P 10 1                        13D                               Page 4 of 7 Pages

The Reporting Person used personal funds (PF) in the November 15, 2005 cash acquisition specified above and performed personal services for the shares received on July 9, 2004 and November 15, 2005 (OO).

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person acquired the Common Shares for investment purposes and may acquire additional Common Shares of the Issuer or securities convertible into Common Shares of the Issuer, or may dispose of the same, through market transactions or otherwise.

The Issuer is considered to be a blank check company as defined in Section 7(b)(3) of the Securities Act of 1933 (the “33 Act”).  As part of the disclosure of the Issuer in its registration statement filed with the Securities & Exchange Commission (the “Registration Statement”), the Issuer affirmatively stated that there will be no public trading in the Issuer’s securities until such time as the Issuer successfully implements its business plan as described in the Registration Statement.  In furtherance of the Issuer’s representations in the Registration Statement, the Reporting Person entered into a written Lock-Up Agreement with Issuer on May 21, 2004 (see Item 6 below).

The Issuer’s business purpose is to locate and consummate a merger or acquisition with a private entity.  The consummation of a business combination will likely include, among other things; (i) a change in control of the Issuer, (ii) appointment of additional members to the Issuer’s Board of Directors and (ii) causing a class of the Issuer's securities to be authorized for quotation or to be quoted in an inter-dealer quotation system of a registered national securities association.

Mr. Barrientos is a control person and President of the Issuer and intends to assist the Issuer in actively searching for business combination targets and in the Issuer’s negotiation and consummation of a business combination transaction.

(a)     The Reporting Person has no other plans for the acquisition or disposition of securities of the Issuer other than as herein disclosed;

(b)     The Reporting Person has no other plans for an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries other than as herein disclosed;

(c)     The Reporting Person has no other plans for sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries other than as herein disclosed;

(d)     The Reporting Person has no other plans for any changes in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board other than as herein disclosed;

(e)     The Reporting Person has no other plans for any material change in the present capitalization or dividend policy of the Issuer other than as herein disclosed;

(f)     The Reporting Person has no other plans for any change in the Issuer's charter or by-laws that may impede the acquisition of control of the Issuer by any person other than as herein disclosed;

CUSIP No.  86770P 10 1                        13D                               Page 5 of 7 Pages

(g)     The Reporting Person has no other plans for causing a class of the Issuer's securities to cease to be authorized for quotation or to be quoted in an inter-dealer quotation system of a registered national securities association other than as herein disclosed;

(h)     The Reporting Person has no other plans for a class of the Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 other than as herein disclosed; or

(i)     The Reporting Person has no other plans for any action similar to any of those enumerated above other than as herein disclosed.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The only interests in the securities of the Issuer which the Reporting Person holds are the interests which have been described herein.

The wife and daughter of Reporting Person are the joint tenant owners (the “Joint Tenant Owners”) of 6,007,644 shares of the Common Stock of Issuer.  While Reporting Person may also be deemed, by virtue of his relationship to the Joint Tenant Owners, the beneficial owner of the Common Shares as to which they own and report beneficial ownership, Reporting Person disclaims beneficial ownership of all securities that are not held of record in his name pursuant to Rule 13d-4 of the Rules and Regulations promulgated pursuant to the Securities Exchange Act of 1934, as amended.

As of the date hereof, the Issuer has 68,917,340 Common Shares issued and outstanding.

(b)   The Reporting Person named herein is the sole owner of 25,867,630 shares of the Common Stock of Issuer and has sole power to vote or to direct the vote and has sole power to dispose or to direct the disposition of these shares.  Reporting Person has no shared power to vote or to direct the vote and has no shared power to dispose or to direct the disposition of any shares of Issuer.

(c)   On November 15, 2005, Reporting Person acquired 3,851,616 shares in repayment of a monetary liability arising from cash loans made by Reporting Person to the Issuer in the amount of $19,258 and 6,000,000 shares in payment of accrued and unpaid compensation in the amount of $30,000 for a total of 9,851,616 shares.

(d)   Inapplicable.

(e)   Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

All 25,867,630 Common Shares owned by Reporting Person are subject to a Lock-Up Agreement with the Issuer (encompassing shares then owned or subsequently acquired), a copy of which is incorporated herein by reference; see Exhibit 1.0 Lock-Up Agreement dated May 21, 2004 hereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.0 LOCK-UP AGREEMENT dated May 21, 2004.

CUSIP No.  86770P 10 1                        13D                               Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2006
Date

/s/ OMAR BARRIENTOS
Omar Barrientos

CUSIP No.  86770P 10 1                        13D                               Page 7 of 7 Pages

Exhibit 1.0

LOCK-UP AGREEMENT

May 21, 2004

Board of Directors
U.S.A. Sunrise Incorporated

Gentlemen:

The undersigned, a beneficial owner of the common stock of Sunrise U.S.A. Incorporated, (the "Company"), $0.0001 par value per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form 10-SB (File No. 000-50370) (the "Registration Statement"), for the registration of certain shares of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively stated that there will be no public trading in the Company's securities until such time as the Company successfully implements its business plan as described in the Registration Statement.

In order to insure that the aforesaid disclosure is adhered to, the undersigne agrees, for the benefit of the Company, that he/she will not publicly offer to sell, assign, pledge, hypothecate, grant any option for the sale of, o otherwise dispose of, directly or indirectly, any shares of the Common Stock of the Company owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, grant options, rights or warrants with respect to any such shares of Common Stock, until the Company successfully closes a merger or acquisition. The undersigned also agrees to surrender his/her certificate(s) to the Company, which will forward the certificate(s) to its legal counsel for safekeeping. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

Very truly yours,

/s/ Omar G. Barrientos
[Signature of Holder]

Omar G. Barrientos
[Please Print Name(s)]

16,016,015
[Number of Shares of
  Common Stock Owned]